February 16, 2017

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sunoco Logistics Partners L.P.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 27, 2017
File No. 333-215183

This letter sets forth the responses of Sunoco Logistics Partners L.P. (“SXL”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 8, 2017 (the “Comment Letter”) with respect to Amendment No. 1 to SXL’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments

Executive Compensation, page 43

1.	Describe the material terms of the employment agreements with the individuals who will serve as the named executive officers of the combined company and file the agreements as exhibits. For guidance, please refer to Item 601(b)(10)(iii)(A) and Instruction 1 to Item 601(b)(10) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 51 and 104 of Amendment No. 2 to clarify that the individuals who are expected to be the named executive officers of the combined company are not expected to enter into any employment agreements.

The Merger, page 64

Background of the Merger, page 66

2.	We note the disclosure you added in response to our previous comment 7. Based on the board books Barclays submitted to us, it appears other strategic alternatives were considered by ETE, including an IDR modification / simplification transaction. Please expand your disclosure regarding these strategic alternatives, and briefly explain why such alternatives were not pursued.

February 16, 2017

Response: We respectfully acknowledge the Staff’s comment and submit that page 66 of Amendment No. 2 lists all of the strategic alternatives to improve the distribution coverage ratios and leverage ratios at ETP and SXL that ETE considered in connection with the board meetings held between October 17, 2016 and October 19, 2016. After concluding during those board meetings that the combination of ETP and SXL presented financial benefits that would not be achieved through the other alternatives considered, ETE management discussed the merits of a potential merger transaction with the ETP Board, and the ETP Board delegated to the ETP Conflicts Committee the authority to review and reevaluate the proposed merger transaction and determine whether to approve the proposed merger transaction. The Barclays’ materials referenced in the Staff’s comment were presented to the ETP Conflicts Committee on November 11, 2016 and contained references to transactions that could be considered by ETE and ETP as an alternative to the proposed merger between ETP and SXL, including transactions that would adjust the ETP IDR subsidies or ETP distribution waterfall. These alternative transactions were not identified or considered by ETE or ETP but rather were identified by Barclays, in its role as financial advisor to the ETP Conflicts Committee, as potential alternative transactions that could be considered by ETP. Specifically, ETE did not consider an IDR modification or simplification transaction in connection with the ETP and SXL merger transaction review process. Therefore, we respectfully submit that the disclosure appearing on page 66 of Amendment No. 2 contains the full list of strategic alternatives to the merger that were considered by ETE.

3.	We note that on page 73 you disclose that the ETP Conflicts Committee discussed with its advisors a list of merger agreement issues that Latham had provided to Potter Anderson, including the SXL Conflicts Committee’s agreement to forego its request that the proposed transaction be conditioned on the approval of a majority of the SXL unitholders. Please expand your disclosure to explain the reasons that the SXL Conflicts Committee agreed to forego this request.

Response: We respectfully acknowledge the Staff’s comments and have revised the disclosure on page 73 of Amendment No. 2 to include the following:

In deciding upon the terms of the SXL Revised Proposal, the SXL Conflicts Committee determined that the SXL Conflicts Committee’s focus should be on obtaining the most attractive exchange ratio for SXL and that, to do so, the SXL Conflicts Committee should not insist on an SXL unitholder vote as a condition to the proposed transaction.

Opinion of the Financial Advisor to the ETP Conflicts Committee, page 82

4.	Please disclose all of the analyses that Barclays presented to the Conflicts Committee of the ETP Board in connection with the rendering of its opinion, and include summaries of all the material analyses. In that regard, we note that there appears to be no discussion in the joint proxy/prospectus of the analyses contained on pages 7, 19 and 20 of the fairness opinion presentation materials Barclays provided to us.

Response: We respectfully acknowledge the Staff’s comment, and we note that the analyses on page 7 of the fairness opinion presentation materials presented to the ETP Conflicts Committee is summarized under the heading “Pro Forma Merger

February 16, 2017

Consequences Analysis” on pages 92 and 93 of Amendment No. 2. We have been informed by Barclays that the pro forma merger consequences analyses included on page 7 of the fairness opinion presentation materials were included in such materials to provide additional background and perspective to the ETP Conflicts Committee, as noted on page 86 of Amendment No. 2. In addition, we have revised the disclosure on pages 92 and 93 of Amendment No. 2 to include the following (new language is underlined):

Barclays reviewed and analyzed the pro forma impact of the transaction on projected distributable cash flow (“DCF”) and distributions of the combined company for each of 2017, 2018, and 2019. Barclays performed this analysis based on the ETP Projections, SXL Projections, and with respect to ETE, based on the ETP Projections and SXL Projections, taking into account cash flows derived from ETE’s other subsidiaries per ETP management, and the IDR Projected Subsidies and taking into account the Expected Synergies, using pro forma EBITDA for the combined company of $5,144 million, $7,475 million and $8,178 million for the remainder of 2017 (assuming a closing date of March 31, 2017), 2018 and 2019, respectively. EBITDA is a non-GAAP financial performance measure that subtracts from Consolidated EBITDA amount related to less than wholly owned subsidiaries and adds back cash distributions from said entities. Based upon the IDR Projected Subsidies, Barclays assumed that ETE will provide total incentive distribution subsidies of $656 million in 2017, $153 million in 2018 and $128 million in 2019 and that $33 million of annual incentive distribution subsidies will remain in effect in perpetuity, consistent with the current incentive distribution subsidies in place at ETP. In connection with this analysis, Barclays noted that the implied pro forma debt to EBITDA ratio for SXL was 4.9x, 4.0x and 3.7x for 2017, 2018 and 2019, respectively, for ETP was 5.2x, 4.4x and 4.1x for 2017, 2018 and 2019, respectively, and for ETE, the pro forma consolidated debt to EBITDA ratio was 5.7x, 4.7x and 4.3x for 2017, 2018 and 2019, respectively. With respect to the pro forma analysis using ETP Projections and SXL Projections, Barclays noted that pro forma per unit distributions for the combined company would be dilutive to ETP standalone in each of 2017, 2018, and 2019, respectively. For SXL, with respect to the pro forma analysis based on ETP Projections and SXL Projections, Barclays noted that per unit distributions for the combined company would be accretive to SXL standalone in each of 2017, 2018, and 2019. Additionally, Barclays noted the pro forma dilution indicated to result from the proposed transaction under the pro forma merger consequence analysis relative to standalone ETP common unit distributions per the ETP Projections would be less than the distribution reduction arising from ETP Distribution Reduction Case, which ETP management stated would be the likely course of action in the absence of the proposed transaction, in 2017 and approximately neutral relative to such reduction in per ETP common unit distributions arising from ETP Distribution Reduction Case in each of 2018 and 2019. Barclays further noted the pro forma dilution indicated to result from the proposed transaction under the pro forma merger consequence analysis relative to standalone ETP distributable cash flow per ETP common unit per the ETP Projections would be less than the reduction in distributable cash flow per ETP common unit arising from ETP Distribution Reduction Case, which ETP management stated would be the likely course of action in the absence of the proposed transaction, in 2017, approximately neutral relative to distributable cash flow per ETP common unit arising from ETP Case in 2018 and accretive relative to distributable cash flow per ETP common unit arising from ETP Distribution Reduction Case in 2019. With respect to ETE, Barclays noted that the pro forma dilution indicated to result from the proposed transaction under the pro forma merger consequence analysis relative to standalone ETE distributable cash flow per ETE common unit would be less than the reduction in distributable cash flow per ETE common unit arising from ETP Distribution Reduction Case in 2017, less than the reduction in distributable cash flow per ETE common unit arising from ETP Distribution Reduction Case in 2018 and accretive relative to distributable cash flow per ETE common unit arising from ETP Distribution Reduction Case in 2019. The tables below provide a pro forma comparison of the ETP Status Quo Case relative to the ETP Distribution Reduction Case and a comparison of the pro forma consequences of the proposed transaction to SXL, ETP and ETE as compared to the ETP Status Quo Case.

		Status Quo Case – Metric Per Unit	Distribution Reduction Case – Metric Per Unit	Distribution Reduction Case – Percentage Change Relative to ETP Status Quo Case	Proposed Transaction – Metric Per Unit	Proposed Transaction – Percentage Change Relative To ETP Status Quo Case
Pro Forma Impact to SXL	2017E DCF / Common Unit	$2.27	NA	NA	$2.51	10.5%
	2018E DCF / Common Unit	$2.55	NA	NA	$2.70	5.9%
	2019E DCF / Common Unit	$2.77	NA	NA	$2.90	4.6%
	2017E Distribution / Common Unit	$2.17	NA	NA	$2.38	9.9%
	2018E Distribution / Common Unit	$2.32	NA	NA	$2.50	7.4%
	2019E Distribution / Common Unit	$2.49	NA	NA	$2.65	6.2%
Pro Forma Impact to ETP	2017E DCF / Common Unit	$3.92	$3.55	(9.6%)	$3.76	(4.1%)
	2018E DCF / Common Unit	$4.02	$4.04	0.3%	$4.05	0.6%
	2019E DCF / Common Unit	$4.26	$4.28	0.5%	$4.35	2.3%
	2017E Distribution / Common Unit	$4.22	$3.37	(20.1%)	$3.57	(15.3%)
	2018E Distribution / Common Unit	$4.22	$3.75	(11.1%)	$3.75	(11.3%)
	2019E Distribution / Common Unit	$4.22	$3.98	(5.7%)	$3.97	(6.0%)
Pro Forma Impact to ETE	2017E DCF / Common Unit	$1.22	$1.19	(2.8%)	$1.19	(2.1%)
	2018E DCF / Common Unit	$1.81	$1.54	(15.0%)	$1.75	(3.6%)
	2019E DCF / Common Unit	$1.96	$1.81	(7.8%)	$2.01	2.3%

We have been informed by Barclays that the analyses on pages 19 and 20 (with respect to ETP) and pages 27 and 28 (with respect to SXL) of the fairness opinion presentation materials were inputs used to calculate the nominal discount ranges used by Barclays in the “Discounted Distributable Cash Flow Analysis” on pages 86-88 of Amendment No. 2. In addition, we have revised the disclosure on pages 87 and 88 of Amendment No. 2 to include the following (new language is underlined):

For each case, Barclays used a nominal discount rate range of 12.5% to 14.5%. This discount rate range was selected by Barclays using its professional judgment and experience, taking into account projected cost of equity capital rates for ETP and the comparable companies utilized in the Selected Comparable Companies Analysis described below, which projected cost of equity capital rate ranges were derived from (i) an analysis of the relative cost of equity rates of such companies based on 2017 estimated distributable cash flow per unit yields, as adjusted to include the portion of the distributable cash flow attributable to the general partner of such companies, and using an estimated compound annual growth rate for such companies for the years 2017, 2018 and 2019, and (ii) an analysis of the cost of equity rates of such companies derived from reviewing certain metrics of such companies, including a five-year raw historical beta, market value of debt and equity, total capitalization, debt to equity ratio, debt in relation to debt plus equity, and unlevered beta.

….

This discount rate range was selected by Barclays using its professional judgment and experience, taking into account projected cost of equity capital rates for SXL and the selected comparable companies utilized in the Selected Comparable Companies Analysis described below, which projected cost of equity capital rate ranges were derived from (i) an analysis of the relative cost of equity rates of such companies based on 2017 estimated distributable cash flow per unit yields, as adjusted to include the portion of the distributable cash flow attributable to the general partner of such companies, and using an estimated compound annual growth rate for such companies for the years 2017, 2018 and 2019, and (ii) an analysis of the cost of equity rates of such companies derived from reviewing certain metrics of such companies, including a five-year raw historical beta, market value of debt and equity, total capitalization, debt to equity ratio, debt in relation to debt plus equity, and unlevered beta.

February 16, 2017

5.	We note that there appear to be discrepancies between the ETP and SXL projections contained in the discussion materials provided to the Conflicts Committee and the ETP and SXL projections provided to the Conflicts Committee as part of Barclays’ fairness opinion presentation. Further, we note that there appear to be discrepancies between the ETP and SXL projections included on page 5 of the fairness opinion presentation materials Barclays provided to us and the ETP and SXL projections included on pages 97-101 of the joint proxy/prospectus. Please explain these discrepancies to us.

Response: We respectfully acknowledge the Staff’s comment and note that the ETP and SXL projections contained in the discussion materials provided to the ETP Conflicts Committee on November 11, 2016 were initial estimates provided by ETP management to Barclays, which projections were subsequently updated and refined by the management of ETP and SXL over the course of ETP and SXL’s negotiations and diligence discussions, including to modify such projections to use the same assumptions for certain market data, including pricing of crude oil and other commodities to facilitate meaningful comparisons between the projections of the two companies. This process did not commence until November 11, 2016 after Mr. Warren sent a letter to the SXL Board indicating that ETE believed that it would be advisable for SXL to consider making a proposal to acquire ETP in an all-equity transaction.

The ETP projections included in the section entitled “Unaudited Financial Projections of ETP” on pages 95-98 of Amendment No. 2 were the same projections provided by ETP and used by Barclays in the financial analyses performed by Barclays with respect to ETP in preparing Barclays fairness opinion and contained in Barclays’ fairness opinion presentation materials presented to the ETP Conflicts Committee on November 20, 2016 (as adjusted in the case of ETP’s EBITDA). The difference between the EBITDA projections on pages 97 and 98 of Amendment No. 2, as compared to the EBITDA projections included on page 5 of the fairness opinion presentation materials, is that, as noted in footnote 1 on page 5 of the fairness opinion presentation materials, Barclays adjusted, upon the advice of ETP, the ETP EBITDA projections to remove 90.05% of the cash distributions related to the SXL incentive distribution rights and general partner interest of SXL received by ETP because ETE, as a result of its ownership of the ETP Class H units, is entitled to receive 90.05% of the cash distributions related to the SXL incentive distribution rights and general partner interest of SXL. In contrast, the EBITDA projections presented in the Registration Statement include all of the cash distributions related to the SXL incentive distribution rights and general partner interest of SXL received by ETP. In order to clarify the adjustment made by Barclays to the ETP projections, we have revised the disclosure on page 90 of Amendment No. 2 to include the following:

ETP’s and SXL’s LTM EBITDA were based on the ETP Projections and the SXL Projections, respectively, for the four quarters ending December 31, 2016, but the ETP LTM EBITDA was adjusted to remove 90.05% of the cash distributions related to the SXL incentive distribution rights and general partner interest of SXL received by ETP (which is payable by ETP to ETE through distributions on the ETP Class H units that are owned by ETE).

February 16, 2017

The SXL projections included in the section entitled “Unaudited Financial Projections of SXL” on pages 99-101 of Amendment No. 2 were the same projections provided by SXL and used by Barclays in the financial analyses performed by Barclays with respect to SXL in preparing Barclays fairness opinion and contained in Barclays’ fairness opinion presentation materials presented to the ETP Conflicts Committee on November 20, 2016 except for some immaterial differences regarding the calculation of SXL distributable cash flow and SXL distributable cash flow per SXL common unit. The less than 1% difference between the distributable cash flow on page 101 of Amendment No. 2, as compared to the distributable cash flow included on page 5 of the fairness opinion presentation materials, is that, interest expense calculations on SXL’s revolving credit facility were calculated on an annual basis for purposes of calculating the distributable cash flow for the Registration Statement while such interest expense calculations were calculated on a quarterly basis for purposes of calculating the distributable cash for the fairness opinion presentation materials. Furthermore, the less than 2% differing amounts of distributable cash flow per SXL common unit appearing on page 101 of Amendment No. 2 and on page 5 of the fairness opinion presentation materials are the result of different methodologies of addressing how to deal with the incentive distribution subsidies in calculating distributable cash flow per common unit, given that there is no industry standard methodology for dealing with incentive distribution subsidies and Barclays uses a slightly different approach than the management of SXL.

6.	We note Barclays provided the Special Committee of the ETP Board an exchange ratio analysis based on the daily historical closing unit prices of ETP common units and SXL common units over a 2-year period, but provided the Conflicts Committee of the ETP Board an exchange ratio analysis based on a 6-month historical period. Please explain Barclays’ rationale for basing the exchange ratio analysis it used in connection with the rendering of its opinion on a 6-month historical period.

Response: We respectfully note that the November 11, 2016 discussion materials and the November 20, 2016 fairness opinion presentation materials were both presented to the ETP Conflicts Committee (which committee was sometimes referred to as the “Special Committee” in such materials). We have been informed by Barclays that the determination to use a 6-month historical period for its fairness opinion presentation materials was based on its professional judgment and experience and to reduce the amount of information presented to the ETP Conflicts Committee, taking into account the fact that using a 2-year historical period for such analysis did not materially alter such analysis.

Unaudited Financial Projections of ETP, page 94

Unaudited Financial Projections of SXL, page 99

7.	We note your revised disclosure in response to our previous comment 15. Please remove the limitation in your disclaimers on pages 96 and 101 that unitholders cannot place “any” reliance on the unaudited financial projections.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 97 and 101 to address this comment.

* * * * *

February 16, 2017

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Peter J. Gvazdauskas
Peter J. Gvazdauskas
Chief Financial Officer and Treasurer

Cc:	William N. Finnegan IV
Ryan J. Maierson
Debbie P. Yee
Latham & Watkins LLP

Michael J. Swidler
Lande A. Spottswood
Mike Rosenwasser
Vinson & Elkins L.L.P.